Exhibit 12(b)

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends

	Nine Months Ended Sept. 30,		Years Ended December 31,
(millions except ratios)	2004	2003	2003	2002	2001	2000	1999

Income from continuing operations before provision for income taxes and minority interest	$770	$773	$1,131	$840	$367	$846	$622

Less: Earnings from unconsolidated entities under the equity method of accounting	33	30	49	19	(139)	44	50

Add back fixed charges:

Interest on indebtedness	101	79	101	124	127	140	105

Interest credited on deposit-type insurance contracts	1	3	—	29	56	71	77

Interest on ESOP	—	—	—	—	—	—	1

Portion of rents representative of interest factor	50	41	67	59	57	54	49

Income as adjusted	$889	$866	$1,250	$1,033	$746	$1,067	$804

Fixed charges and preferred stock dividends:

Interest on indebtedness (1)	$101	$79	$101	$124	$127	$140	$105

Preferred stock dividends (2)	3	46	61	58	70	70	70

Interest and dividends	104	125	162	182	197	210	175

Interest credited on deposit-type insurance contracts	1	3	—	29	56	71	77

Interest on ESOP	—	—	—	—	—	—	1

Portion of rents representative of interest factor	50	41	67	59	57	54	49

Total fixed charges and preferred stock dividends	$155	$169	$229	$270	$310	$335	$302

Ratio of earnings to combined fixed charges and preferred stock dividends	5.7	5.1	5.5	3.8	2.4	3.2	2.7

(1)          As a result of the adoption of FIN 46 on December 31, 2003, Aon was required to deconsolidate its 8.205% mandatorily redeemable preferred capital securities (capital securities). This decrease was offset by an increase in notes payable. Beginning in 2004, interest expense ($43 million for the nine months ended September 30, 2004) on these notes payable is reported as part of interest expense in the condensed consolidated statements of income.

(2)          Included in preferred stock dividends are $43 million for the nine months ended September 30, 2003, $57 million and $54 million for the years ended December 31, 2003 and 2002, respectively, and $66 million for the years ended December 31, 2001, 2000 and 1999 of pretax distributions on the capital securities which are classified as “minority interest” on the condensed consolidated statements of income.